Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

July 28, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Courtney Lindsay

Re:	Fisher Wallace Laboratories, Inc. Draft Offering Statement on Form 1-A Submitted May 29, 2020 File No. 024-11229

Dear Ms. Lindsay:

This letter is submitted on behalf of our client, Fisher Wallace Laboratories, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed May 29, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated July 15, 2020; referencing where appropriate, the revisions made in Amendment No. 2 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Plan of Distribution, page 13

1.	Comment: We note your response to prior comment 2; however, the link you provide in the filing appears to promote a crowdfunding offering that is different from the offering detailed in your Offering Circular. In this regard, we note that the link provides information concerning a best efforts offering at $2.50/share. Please advise and revise, as appropriate.

2.	Response: Upon qualification, the link shall be redirected to the proper offering page.

We have also updated the net proceeds in Part I. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks